Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Celanese Corporation:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-122789, 333-128048, 333-158734, 333-158736, 333-166358, and 333-180932) and on Form S-3 (No. 333-173822) of Celanese Corporation of our report dated February 8, 2013, except as to the change in accounting for pension and postretirement benefit obligations as described in Note 2, which is as of April 26, 2013, with respect to the consolidated balance sheets of Celanese Corporation as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2012, which report appears in the Form 8-K of Celanese Corporation dated April 26, 2013.

/s/ KPMG LLP
Dallas, Texas
April 26, 2013